Filed Pursuant to Rule 424(b)(3)

Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 2, 2021

TO THE PROSPECTUS DATED JUNE 3, 2021

This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated June 3, 2021, Supplement No. 1, dated June 8, 2021, Supplement No. 2, dated June 15, 2021, Supplement No. 3 dated July 20, 2021, Supplement No. 4 dated July 30, 2021, Supplement No. 5 dated August 17, 2021, Supplement No. 6 dated September 16, 2021, Supplement No. 7 dated October 15, 2021, Supplement No. 8 dated October 22, 2021 and Supplement No. 9 dated November 16, 2021. Defined terms used in this Supplement No. 10 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement is to update information regarding one of our investments.

DST Dealer Manager Agreement

On November 23, 2021, the Company, the operating partnership and CF Net Lease Portfolio IV DST, a Delaware statutory trust, or DST, entered into a managing broker-dealer agreement, or DST Dealer Manager Agreement, with Cantor Fitzgerald & Co., an affiliate of our sponsor and advisor and the dealer manager for this offering, pursuant to which the dealer manager agreed to conduct a private placement offering, or the DST offering, of up to $21,620,000 of the DST’s beneficial interests representing 100% of the interests to third party investors on a “best efforts” basis. We, through our operating partnership, currently own 100% of the interests. Pursuant to the Amended DST Agreement (as defined and described below), beginning on the second anniversary of the completion of the DST offering, our operating partnership will have the right, which we refer to as the fair market value opinion, but not the obligation, to require each third party investor to exchange his, her or its interests for Class T OP Units or cash (subject to a cap); provided, however, that investors will be provided the opportunity to elect to receive certain other classes of OP Units in lieu of Class T OP Units (subject to meeting certain criteria). After a one-year holding period, investors who acquire OP Units will generally have the right to cause the operating partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock of the same designation as the OP Units, cash, or a combination of both.

Under the DST Dealer Manager Agreement, the DST will pay to the dealer manager upfront selling commissions and upfront dealer manager fees, some of which may be waived or reallowed to participating broker-dealers. In addition, the dealer manager may receive an ongoing distribution fee, which may continue for so long as the investor in the DST offering holds OP Units or shares of our common stock, subject to underwriting compensation limits applicable to such shares of stock.

In addition, the DST is obligated to pay organization and offering expenses for the DST offering (other than selling commissions and the dealer manager fee). These expenses may include reimbursements for the reasonable bona fide due diligence expenses of participating broker-dealers or registered investment advisers, supported by detailed and itemized invoices, legal fees of the dealer manager, customary promotional items, customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the DST offering, and costs and expenses of conducting educational conferences and seminars, attending broker-dealer or registered investment adviser sponsored conferences, or educational conferences sponsored by us.

The DST Dealer Manager Agreement contains standard representations, warranties and covenants of the DST and the dealer manager. The operating partnership, the dealer manager and the DST have each also agreed to provide indemnification as set forth in the DST Dealer Manager Agreement. The DST may terminate the DST offering at any time before the offering expiration date.

Amended DST Trust Agreement

In connection with the DST offering, on November 23, 2021, CF Net Lease Portfolio Depositor, the operating partnership, CF Net Lease Portfolio Manager IV, LLC and Delaware Trust Company entered into an amended and restated trust agreement of CF Net Lease Portfolio IV DST, or the Amended DST Trust Agreement. The Amended DST Trust Agreement sets forth the terms of the fair market value option as described above. CF Net Lease Portfolio Manager IV, LLC, or the Manager, an affiliate of our advisor and sponsor, will continue to be engaged to act as the manager of the DST.

While the intention is to sell 100% of the interests to third parties, the operating partnership may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the Manager.

The trust manager will be entitled to the following payments from the trust: (i) starting January 1, 2022, a $40,000 annual asset management fee, (ii) a disposition fee of up to 1.5% of the gross sales price of any DST properties sold to a third party, provided that the disposition fee may only be paid if the fair market value option has not been exercised, and (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST properties. Additionally, under certain circumstances, the Manager or its affiliate may earn a 1.0% refinancing fee. The property manager will continue to receive from the DST a property management fee equal to 1.5% of base rent, which is payable pursuant to the property management agreement.